June 16, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Stephen Krikorian, Accounting Branch Chief

RE:                  EarthLink, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 1, 2011

Form 8-K

Filed May 5, 2011

File No. 001-15605

Dear Mr. Krikorian:

Set forth below are the responses of EarthLink, Inc. (“EarthLink”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) contained in its comment letter dated June 8, 2011 (the “Commission Comment Letter”).  When used in this letter, the “Company,” “we,” “us” and “our” refer to EarthLink.

For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter and is followed by the corresponding response of the Company.

Form 8-K filed May 5, 2011

Exhibit 99.4

Financial Statements of One Communications Corp. for the Years Ended December 31, 2009 and 2010

Report of Independent Registered Public Accounting Firm, page 1

1.              Please amend to include a written consent to use the report from the independent registered public accounting firm pursuant to Rule 439 of Regulation C.

Response:

EarthLink filed an Item 2.01 Form 8-K for its acquisition of One Communications Corp. on April 1, 2011 and expects to file the related Form 8-K/A containing financial statements and pro forma financial information on June 16, 2011.  This Form 8-K/A will include a consent from the independent registered public accounting firm pursuant to Rule 439 of Regulation C.  Earthlink’s Form 8-K filed on May 5, 2011 was filed under Item 7.01 and is not incorporated by reference into registration statements filed under the Securities Act of 1933.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Network Costs, page 12

2.              We note that One Communications records an estimate of its liability for disputed bills from its carriers based on its measurement of services received.  Per your disclosure on page 75 of your Form 10-K for the period ended December 31, 2010, you indicate that you typically accrue for all invoiced amounts unless there are contractual, tariff or operational data that clearly indicate support for the billing dispute.  Explain whether this represents a difference in accounting treatment and, if so, how this difference has been reconciled and where it is presented in your pro forma financial statements.

Response:

The accounting treatment for disputed bills for EarthLink and One Communications is essentially the same. Both EarthLink and One Communications typically accrue for all invoiced amounts unless there are contractual, tariff or operational data that clearly indicate the invoiced amount is not correct. Both companies dispute the incorrect amount and accrue an estimated reserve for exposure. However, the estimate of the reserve involves management judgment and a difference in judgment existed between the two companies.  Accordingly, EarthLink has reflected in the pro forma financial statements an adjustment to record the difference between the preliminary estimated fair value and the historical amount of One Communications’ network cost accruals (included in current liabilities) that are determined to be probable and estimable as of the acquisition date. This adjustment is presented in note (j) of the pro forma financials.

Exhibit 99.5

Financial Statements of One Communications Corp. for the Three Months Ended March 31, 2010 and 2011

3.              Consistent with the letter from the Staff dated May 2, 2011, revise to include audited financial statements for the pre-acquisition period from January 1, 2011 through March 31, 2011.

Response:

EarthLink will include One Communications Corp. audited financial statements for the pre-acquisition period from January 1, 2011 through March 31, 2011, in the aforementioned Form 8-K/A expected to be filed on June 16, 2011.

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any additional information that we might provide to assist the Staff’s review, please call me at (404) 748-6634 or our outside counsel David Carter at (804) 697-1253.

Sincerely,

/s/ Samuel R. DeSimone, Jr.

Samuel R. DeSimone, Jr.
General Counsel